Shoulder Innovations, Inc.
1535 Steele Avenue SW, Suite B
Grand Rapids, Michigan 49507
July 28, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Al Pavot
Li Xiao
Juan Grana
Jane Park

Re:	Shoulder Innovations, Inc.
Registration Statement on Form S-1, as amended (File No. 333-288549)
Request for Acceleration of Effective Date
To the addressees set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Shoulder Innovations, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-288549) (as amended, the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on July 30, 2025, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ross McAloon at (714) 755-8051.
Thank you for your assistance in this matter.
[Signature page follows]

Sincerely,

Shoulder Innovations, Inc.

By:	/s/ Robert Ball
Name:	Robert Ball
Title:	Chief Executive Officer and Executive Chairman

cc:	Jeffrey Points, Chief Financial Officer, Shoulder Innovations, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP
Denny Won, Cooley LLP
Charles S. Kim, Cooley LLP
Kristin VanderPas, Cooley LLP
Dave Peinsipp, Cooley LLP